UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 8, 2011

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

April 8, 2011.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re.: Transportadora de Gas del Sur (“TGS”)

Dear Sirs,

The purpose hereof is to inform you -in accordance with the requirements of the regulations under the United States Securities and Exchange Act- that today Compañía de Inversiones de Energía S.A. (CIESA) – TGS’ parent company- notified us that Miss Kitty LLC and Sundance Spain Holdings SL, shareholders of Enron Pipeline Company Argentina S.A. (EPCA) –shareholder of 63,881,870 class B3 shares, which represent 10% of CIESA’s capital stock (638,818,696 shares with voting right)- transferred all their equity interest in EPCA to Pampa Energía S.A. and Pampa Participaciones S.A. (a subsidiary corporation of Pampa Energía S.A.).

As a result of EPCA’s takeover, today Mr. Mariano Pablo Gonzalez and Pablo Alejandro Melhem Marcote, TGS’ Director and Alternate Director respectively (appointed by the shareholders’ meeting held on April 16, 2010) submitted their resignation effective April 8, 2011.

The Board immediately accepted their resignation, subject to approval by the next shareholders’ meeting, which will be held on April 29, 2011.

The Board also requested the Statutory Audit Committee to appoint two Directors to fill the vacancies. The Statutory Audit Committee appointed Mr. Gustavo Mariani as Director and Mr. Marcos Marcelo Mindlin as Alternat Director, both in their capacity of non-independent Directors, and afterwards appointed Mr. Mariani as Board Vice Chairman.

Sincerely,

Adrián Hubert

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/ Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: April 8, 2011